SECURI[...]MISSION

08025933

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33359

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/30/06 (MM/DD/YY) AND ENDING 12/28/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch Professional Clearing Corp.
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Broadway
(No. and Street)

New York	**New York**	**10038**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Thomas E. Murphy **(212) 670-3372**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/6/08

AFFIRMATION

We, Thomas A. Tranfaglia Jr. and Thomas E. Murphy, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrill Lynch Professional Clearing Corp. (the "Company") for the year ended December 28, 2007, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of Financial Industry Regulatory Authority in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/25/08
Signature Date

PRESIDENT
Title

[signature] 2/25/08
Signature Date

CHIEF FINANCIAL OFFICER
Title

Subscribed and sworn to before me
on this 25th day of FEB, 2008

[signature]
Notary Public

VICTORIA BARNES
NOTARY PUBLIC, STATE OF NEW YORK
No. 01BA6071231
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2010

MERRILL LYNCH PROFESSIONAL CLEARING CORP.
(S.E.C. I.D. No. 8-33359)

BALANCE SHEET AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 28, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act as a
PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the stockholders of
Merrill Lynch Professional Clearing Corp.
New York, New York

We have audited the accompanying balance sheet of Merrill Lynch Professional Clearing Corp. (the "Company") as of December 28, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Merrill Lynch Professional Clearing Corp. at December 28, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic balance sheet taken as a whole. The following supplemental schedules of the Company as of December 28, 2007, are presented for purposes of additional analysis and are not a required part of the basic balance sheet, but are supplementary information required by regulations under the Commodity Exchange Act: (i) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, (ii) Schedule for Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act, and (iii) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Pursuant to Regulation 30.7 under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic balance sheet and, in our opinion, are fairly stated in all material respects when considered in relation to the basic balance sheet taken as a whole.

Deloitte + Touche LLP

February 25, 2008

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

BALANCE SHEET AS OF DECEMBER 28, 2007

(Dollars in Thousands, Except Share and Per Share Amounts)

ASSETS	
Cash and cash equivalents	$ 4,497
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	406,551
Securities financing transactions:	
Receivables under resale agreements	9,216,585
Receivables under securities borrowed transactions	98,863
	9,315,448
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $263,109)	
Derivative contracts	1,104,821
Equities	217,235
	1,322,056
Receivables from affiliated companies	9,839,196
Other receivables:	
Customer and non-customer balances	10,100,085
Brokers and dealers	1,041,683
Interest and other	292,422
	11,434,190
Loans receivable	95,408
Exchange Memberships, at cost	33,624
Goodwill and intangible assets	35,481
Equipment and facilities— (net of accumulated depreciation and amortization of $18,519)	7,133
Other assets	94,849
Total Assets	$32,588,433

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Securities financing transactions:	
Payables under repurchase agreements	$ 1,000,128
Payables under securities loaned transactions	483
	1,000,611
Trading liabilities, at fair value	
Derivative contracts	946,249
Equities	800,199
	1,746,448
Payables to affiliated companies	423,609
Other payables:	
Customer and non-customer balances	23,617,645
Brokers and dealers	637,603
Interest and other	242,097
	24,497,345
Other liabilities	210,093
Total liabilities	27,878,106
Subordinated borrowings	2,400,000
Stockholders' Equity:	
Preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 3,100 shares issued and outstanding	3,100
Common stock, par value $1 per share; 50,000 shares authorized; 3,000 shares issued and outstanding	3
Paid-in capital	1,431,631
Retained earnings	875,593
Total stockholders' equity	2,310,327
Total Liabilities and Stockholders' Equity	$32,588,433

See Notes to Balance Sheet.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

NOTES TO BALANCE SHEET
AS OF DECEMBER 28, 2007
(Dollars in Thousands, Except Share and Per Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business— Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Services provided to clients include prime brokerage, securities financing, brokerage and clearing services to broker-dealers, introducing broker-dealers and other professional trading entities on a non-disclosed basis. The Company also trades as an option market maker on the International Securities Exchange ("ISE"). The Company is a guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.").

Basis of Presentation— The Balance Sheet is presented in accordance with United States Generally Accepted Accounting Principles, which include industry practices.

Use of Estimates— In presenting the Balance Sheet, management makes estimates regarding valuations of assets and liabilities including the outcome of litigation, the carrying amount of goodwill and other intangible assets, the realization of deferred taxes and the recognition and measurement of uncertain tax positions, certain costs allocated by ML&Co., valuation of share-based payment and compensation arrangements, and other matters that affect the reported amounts and disclosure of contingencies in the Balance Sheet. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material affect on the Balance Sheet. It is possible that such changes could occur in the near term.

All financial instrument assets and liabilities are carried at fair value or amounts that approximate fair value. Fair values of financial instruments are disclosed in Note 4.

Fair Value Measurement— The Company accounts for its financial instruments at fair value or considers fair value in its measurement. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, including Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133") and SFAS No. 159, *Fair Value Option for Certain Financial Assets and Liabilities* ("SFAS No. 159").

The Company early adopted the provisions of SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157") in 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

Fair values for certain exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Legal Reserves— In accordance with SFAS No. 5, *Accounting for Contingencies,* the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including class action lawsuits, it is not possible

to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be.

Goodwill and Intangible Assets— Goodwill represents the cost of acquired businesses in excess of fair value of the related net assets at acquisition. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets, ("SFAS No. 142")* goodwill and indefinite-lived intangible assets are tested annually (or more frequently under certain conditions) for impairment. Intangible assets are amortized over their useful lives. SFAS No. 142 requires the Company to make certain subjective and complex judgments, including assumptions and estimates used to determine the fair value. The estimates used are based on historical experience, current knowledge, and available external information about future trends.

Employee Stock Options— The fair value of stock options is estimated as of the grant date based on a Black-Scholes option pricing model. The Black-Scholes model takes into account the exercise price, expected life of the option, current price of the underlying stock and its expected volatility, expected dividends and the risk-free interest rate for the expected term of the option. Certain model inputs require management to exercise judgment. The expected life of the option is based on an analysis of an employee's historical exercise behavior. The expected volatility is based on ML&Co's historical monthly stock price volatility for the same number of months as the expected life of the option. The fair value of the option, estimated at grant date, is not adjusted for subsequent changes in assumptions.

Balance Sheet Captions— The following are descriptions related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents— The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less, other than those used for trading purposes. The amounts recognized for cash and cash equivalents in the Balance Sheet approximate fair value amounts.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations— The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the SEC and the CFTC in the United States, to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations in the Balance Sheet approximate fair value amounts.

Securities Financing Transactions— The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers, finance firm inventory positions, obtain securities for settlement, and earn residual interest rate spreads (also referred to as "matched-book" transactions). The Company also engages in securities financing for customers through margin lending. See the *Customer and Non-customer Transactions* section of this note for additional information.

Resale and repurchase agreements are accounted for as collateralized financing transactions and may be recorded at their contractual amounts, plus accrued interest or at fair value under the fair value option election in SFAS No. 159. Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value since the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are fully collateralized.

The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Balance Sheet.

The Company may use qualifying securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the SEC.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. For these transactions, the fees received or paid by the Company are recorded as interest revenue or expense. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Although substantially all securities borrowing and lending activities are transacted under master netting agreements, such receivables and payables with the same counterparty are not offset on the Balance Sheet.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Balance Sheet.

Trading Assets and Liabilities— The Company's trading activities consist of market making in listed options on the ISE. Trading assets and trading liabilities consist of listed options and cash equity securities used for trading purposes or for managing risk exposure in trading inventory. See the *Derivatives* section for additional information on accounting policy for derivatives.

Trading assets and other cash instruments are recorded on a trade date basis at fair value, which is primarily based on quoted market prices. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Derivatives— A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as interest rates, equity securities, currencies, or credit spreads. Derivatives include futures, forwards, swap or option contracts, or other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies). Derivative activity is subject to ML&Co.'s overall risk management policies and procedures.

Other Receivables and Payables

Customer and Non-customer Transactions— Customer and non-customer securities and commodities transactions are recorded on a settlement date basis. Receivables from and payables to customers and non-customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. Securities owned by customers and non-customers, including those that collateralize margin or other similar transactions, are not reflected on the Balance Sheet.

Brokers and Dealers Receivables and Payables— Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, commissions and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value.

Interest and Other Receivables and Payables— Interest and other receivables include interest receivable on U.S. Government obligations, customer and non-customer receivables, securities financing transactions and receivables from dividends. Interest and other payables include interest payable for customer and non-customer payables, securities financing transactions and amounts payable for dividends.

Exchange Memberships— Exchange memberships are held at cost and reviewed for impairment.

Equipment and Facilities— Equipment and facilities primarily consist of furniture and fixtures, technology hardware and software, office equipment, and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization. The cost of certain facilities shared with affiliates is allocated to the Company by ML&Co. based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease

Loans Receivable— Loans receivable consists primarily of secured non-purpose loans extended to clients which are carried at the contract amounts. Interest income is calculated by using the contractual interest rate on daily balances of the principal amount outstanding. Interest rates are variable and are based on the daily effective Federal Funds rate and the Prime Rate, as disclosed in the Wall Street Journal.

Goodwill and Intangible Assets— ML&Co. has reviewed its goodwill in accordance with SFAS No. 142 and determined that the fair value of the reporting units to which goodwill related exceeded the carrying value of such reporting units. No goodwill impairment has been recognized. Intangible assets with definite lives are amortized over their estimated useful lives.

Other Assets and Other Liabilities— Other assets consist primarily of trade date accrual and deferred tax assets, which are mainly related to a net operating loss available for carryforward and other receivables. Other liabilities consist primarily of accrued expenses, taxes payables and compensation and benefits payable.

Borrowing Activities— Funding is principally obtained through loans from ML&Co. See Note 2, Related Party Transactions, for more discussion.

Income Taxes— The Company provides for income taxes on all transactions that have been recognized in the Financial Statements in accordance with SFAS No. 109, *Accounting for Income Taxes and* FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48").

Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The results of operations of the Company are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of ML&Co. ML&Co. allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method and state and local tax expense based on a consolidated composite state tax rate with certain tax adjustments. Income taxes are paid in the normal course of business through *Payables to affiliated companies.* In addition, the Company files tax returns in certain states on a stand alone basis. See Note 11 to the Financial Statements for further information.

New Accounting Pronouncements— On February 15, 2007, the Financial Accounting Standards Board ("FASB") issued Statement No. 159, *The Fair Value Option for Financial Assets and Liabilities.* SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability, or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided that the entity makes that choice in the first 120 days of that fiscal year, has not yet issued financial statements for any interim period of the fiscal year of adoption, and also elects to apply the provisions of SFAS No. 157. The Company early adopted SFAS No. 159 in 2007. The impact of adopting SFAS No. 159 did not have a material effect on retained earnings.

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure about fair value measurements. In addition, SFAS No. 157 prohibits the use of block discounts for large positions of unrestricted financial instruments that trade in an active market and requires an issuer to incorporate changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted provided that the entity has not yet issued financial statements for that fiscal year, including any interim periods. SFAS No. 157 nullifies the guidance provided by EITF 02-3 that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions of unrestricted financial instruments that trade in an active market and requires an issuer to incorporate changes in its own credit spreads when determining the fair value of its liabilities. The provisions of SFAS No. 157 are to be applied prospectively, except the provisions related to block-discounts. We early adopted SFAS No. 157 in 2007. The impact of adopting SFAS No. 157 did not have a material effect on retained earnings.

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in a company's Balance Sheet and prescribes a recognition threshold and measurement

attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 in 2007. The adoption of FIN 48 did not have any impact on the Balance Sheet of the Company.

2. RELATED PARTY TRANSACTIONS

The Company has transactions with ML&Co., MLPF&S, Merrill Lynch Government Securities, Inc. ("MLGSI") and other companies affiliated by common ownership.

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions with other companies affiliated by common ownership to finance firm inventory positions and obtain securities for settlement.

The Company clears certain securities and commodities transactions through an affiliated company on a non-disclosed basis. Receivables from affiliated companies consist of omnibus accounts for securities and commodities transactions with MLPF&S on behalf of the Company's clients

Payables to affiliated companies consist of loans from ML&Co. which are due on demand and bear interest based on ML&Co.'s average cost of funds.

Receivables from affiliated companies are comprised of:

Receivables from affiliated companies	$ 9,839,196
Receivables under resale agreements	9,216,585
Receivables under securities borrowed transactions	98,863
	$ 19,154,644

Payables to affiliated companies are comprised of:

Subordinated borrowings	$ 2,400,000
Payables under repurchase agreements	1,000,128
Payables to affiliated companies	423,609
Payables under securities loaned transactions	483
	$ 3,824,220

3. TRADING ACTIVITIES

Certain client trading activities, the Company's selective proprietary positions, and the option market maker trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by ML&Co.

Market Risk— Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

Interest Rate Risk— Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Equity Price Risk— Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock. Instruments typically used by the Company to manage equity price risk include equity options and stocks. Equity options, for example, can require the writer to purchase or sell a specified stock at a future date.

Counterparty Credit Risk— The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk").

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer and non-customer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that a customer, non-customer or counterparty may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, non-customers or counterparties. The Company seeks to control the risks associated with its customer and non-customer margin activities by requiring customers and non-customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may be required, under industry regulations, to purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentrations of Credit Risk— The Company provides financing and related services to a diverse group of domestic and foreign clients including professional market participants. The Company's exposure to credit risk associated with these transactions is measured on an individual client basis, as well as by groups of clients that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing client and market conditions.

At December 28, 2007, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral at December 28, 2007 totaled $9,216,585, all of which was from affiliated companies.

The Company's most significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading and financing activities.

Trading Derivatives— The fair values of the Company's trading derivatives, which consisted of futures and listed options, as of December 28, 2007 were $1,104,821 in trading assets and $946,249 in trading liabilities.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted the provisions of SFAS No. 157 and SFAS No. 159 in 2007.

Fair Value Measurements— SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurements.

Fair Value Hierarchy

In accordance with SFAS No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, listed derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);
b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage related assets, including loans, securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain residential and commercial mortgage related assets (including loans, securities and derivatives), and long-dated or complex derivatives including certain foreign exchange options and long dated options on gas and power).

The following table presents the company fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 28, 2007:

	Fair Value Measurements on a Recurring Basis As of December 28, 2007			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Securities segregated for regulatory purposes	$ 224,552	$ -	$ -	$ 224,552
Trading assets, excluding derivative contracts	217,235	-	-	217,235
Derivative contracts	1,104,821	-	-	1,104,821
Liabilities:				
Trading liabilities, excluding derivative contracts	$ (800,199)	$ -	$ -	$ (800,199)
Derivative contracts	(946,249)	-	-	(946,249)

Fair Value Option— SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

5. SECURITIES FINANCING TRANSACTIONS

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral, including U.S. Government and agencies, and equity securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge the securities received as collateral and deliver to counterparties to cover short positions. At December 28, 2007, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $139,886,551, of which $43,589,471 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $109,436,825, of which $34,588,206 have been sold or repledged to affiliated companies.

6. SUBORDINATED BORROWINGS

At December 28, 2007, the amount available on the Company's revolving subordinated borrowing with ML&Co. was $3,850,000, of which $1,900,000 was outstanding, with a maturity date of April 30, 2009. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month LIBOR (London Interbank Offered Rate).

On March 27, 2007, the Company entered into a subordinated loan agreement with ML&Co. for $500,000, with a maturity date of April 30, 2010. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month LIBOR (London Interbank Offered Rate). At December 28, 2007, the entire amount borrowed under this agreement was outstanding.

During the period from December 29, 2007 to February 25, 2008, the Company reduced its outstanding balance of the revolving subordinated borrowing by a net amount of $950,000.

7. STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000, and 50,000 shares of $1 par value common stock. During the period ended December 28, 2007, the Company issued and redeemed preferred stock, representing the Company's Joint Back Office arrangements with clients, of 400 and 870 shares, respectively and issued 1,000 shares of common stock. At December 28, 2007, there were 3,100 preferred and 3,000 common shares issued and outstanding.

8. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments— The Company has entered into various non-cancelable, long-term lease agreements for premises and equipment that expire through the year 2017. Future minimum rental commitments (exclusive of potential sublease rentals) with initial or remaining terms exceeding one year as of December 28, 2007, are presented below:

Year Ending	Total
2008	$ 5,139
2009	5,264
2010	5,428
2011	4,392
2012	4,211
Thereafter	5,771
Total	$ 30,205

The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Guarantees— The Company has one guarantee on behalf of a client with a foreign stock exchange for approximately $7,356. The guarantee is secured by the assets in the client's accounts and has no expiration. No contingent liability is recorded on the Balance Sheet since this transaction is fully collateralized.

The Company provides guarantees in the form of standby letters of credit. The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the Balance Sheet for these transactions.

The Company also obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $168,000 at December 28, 2007.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. If the client fails to fulfill its obligation, the Company must fulfill the client's obligation with the counterparty. The Company is secured by the assets in the client's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the client. No contingent liability is carried on the Balance Sheet as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients. Trades are submitted either individually, in groups or series, or if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the Balance Sheet for these transactions.

9. EMPLOYEE BENEFIT PLANS

The Company provides retirement and other post employment benefits to its employees under plans sponsored by ML&Co.

Defined Contribution Plans— The U.S. defined contribution plan consists of the 401(K) Savings & Investment Plan ("401(K)"). This plan covers substantially all U.S. employees who have met service requirements.

Defined Benefit Pension Plans— ML&Co. has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

10. EMPLOYEE INCENTIVE PLANS

The Company participates in several employee compensation plans sponsored by ML&Co. which provide eligible employees with stock, options to purchase shares, and deferred cash compensation. These plans include the Long-Term Incentive Compensation Plans ("LTICP"), the Equity Capital Accumulation Plan ("ECAP"), and the Employee Stock Purchase Plan ("ESPP").

LTICP and ECAP— LTICP and ECAP provide for grants of equity and equity-related instruments of ML&Co. to certain key employees of the Company.

ESPP— The ESPP, which is approved by ML&Co.'s shareholders, allows eligible employees to invest from 1% to 10 % of their eligible compensation to purchase ML&Co.'s common stock, subject to legal limits. Beginning January 15, 2005, purchases were made at a discount equal to 5% of the average high and low market price on the relevant investment date.

11. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of ML&Co. ML&Co. allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method. At December 28, 2007, the Company had a current tax payable to ML&Co. of $60,192 recorded in *Other liabilities*.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Balance Sheet. These temporary differences result in taxable or deductible amounts in future years. The Company's deferred tax assets at December 28, 2007, which are included in *Other assets*, are comprised of:

Net operating loss	$	8,292
Deferred compensation		4,541
Stock options		2,101
Depreciation and amortization		1,869
Valuation and other reserves		1,410
Deferred liability on intangible assets		(4,705)
Other, net		722
Net deferred tax asset	$	14,230

No valuation allowance was required at December 28, 2007.

At December 28, 2007, the Company had U.S. net operating loss carryforwards of approximately $23,435, which is available to offset future taxable income, if any, for fiscal years ending in 2008 through 2027.

The Company adopted FIN 48 in 2007. The adoption of FIN 48 did not have any impact on the Balance Sheet of the Company.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 29, 2006	$	11,648
Balance at December 28, 2007	$	11,648

Of the above balance at the end of the year, approximately $7,313 (net of federal benefit of state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

ML&Co. is under examination by the IRS and states in which it has significant business operations, such as New York. The tax years under examination vary by jurisdiction.

Below is a chart of tax years that remain subject to examination by major tax jurisdiction:

Jurisdiction	Years Subject to Examination
US Federal	2004-2007
New York State and City	2002-2007
Massachusetts	2004-2007
California	1997-2007
Illinois	2004-2007
New Jersey	2004-2007
Pennsylvania	2004-2007

12. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, the Company is subject to the higher of the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act") and the capital requirements of the Commodity Futures Trading Commission ("CFTC") of Rule 1.17. The Company computes its net capital under the alternative method permitted by Rule 15c3-1 which requires that minimum net capital shall not be less than 2% of aggregate debit items ("ADI") arising from customer transactions. The CFTC also requires that minimum net capital should not be less than 8% of the customer risk maintenance margin requirement plus 4% of the non-customer risk margin requirement. At December 28, 2007, the Company's regulatory net capital of $1,669,702 was 40.6 % of ADI and exceeded the minimum requirement of $129,678 by $1,540,024.

The Company is also subject to the customer protection requirements of Rule 15c3-3 under the Act. For the December 28, 2007 the customer reserve computation was in a net receivable condition and therefore no deposit was required.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. At December 28, 2007, securities with a contract value of $5,530,000 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of PAIB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 28, 2007, assets segregated and held in separate accounts totaled $2,413,487 and exceeded requirements by $517,887.

* * * * * *

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 28, 2007 (Dollars in Thousands)

STOCKHOLDERS' EQUITY	$ 2,310,327
DEDUCT STOCKHOLDERS' EQUITY NOT ALLOWABLE FOR NET CAPITAL	
STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	2,310,327
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	2,400,000
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	4,710,327
NONALLOWABLE ASSETS:	
Exchange memberships	33,624
Property, leasehold improvements and equipment	7,133
Interest and dividends receivable	95,840
Loans receivable	95,408
Other	71,545
Total nonallowable assets	303,550
MISCELLANEOUS CAPITAL CHARGES:	
Deductions for accounts carried under Rule 15c3-1(c)(2)(x)	2,406,842
Aged fails-to-deliver	42,730
Other deductions and charges	245,838
Total miscellaneous capital charges	2,695,410
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	1,711,367
HAIRCUTS ON SECURITIES POSITIONS:	41,665
NET CAPITAL	1,669,702
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS	129,678
EXCESS NET CAPITAL (over minimum requirement of 2% of ADI)	$ 1,540,024
PERCENTAGE OF NET CAPITAL TO AGGREGATE DEBIT ITEMS	40.6 %

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 28, 2007. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 28, 2007 (Dollars in Thousands)

SEGREGATION REQUIREMENTS:	
Cash	$ 1,621,702
Securities - at market value	88,173
Net unrealized gain on open futures contracts traded on a contract market	73,988
Exchange traded options:	
Market value of open option contracts purchased	8,199,248
Market value of open option contracts granted (sold)	(8,167,121)
Account Liquidating to a deficit	10
TOTAL AMOUNT REQUIRED TO BE SEGREGATED	1,816,000
FUNDS ON DEPOSIT IN SEGREGATION:	
Exchange traded options:	
Unrealized receivables for long option contracts purchased	3,706,044
Unrealized obligations for short option contracts granted (sold)	(4,029,547)
Net settlement to clearing organizations	
Net equities with other futures commission merchants	2,338,888
Firm securities contributed to customer segregation - at market value	209,642
Customer securities contributed to customer segregation - at market value	88,173
TOTAL AMOUNT IN SEGREGATION	2,313,200
EXCESS FUNDS IN SEGREGATION	$ 497,200

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 28, 2007. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 28, 2007 (Dollars in Thousands)

AMOUNT TO BE SET ASIDE IN SEPARATE SECTION 30.7 ACCOUNTS	$ 79,600
FUNDS ON DEPOSIT IN SEPARATE REGULATION 30.7 ACCOUNTS:	
Equities with Registered Futures Commission Merchants:	
Cash	96,791
Securities	14,910
Unrealized gain on open futures contracts	(5,414)
Net value of option contracts	(6,000)
TOTAL FUNDS IN SEPARATE SECTION 30.7 ACCOUNTS	100,287
EXCESS FUNDS IN SEPARATE ACCOUNTS	$ 20,687

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 28, 2007. Therefore, no reconciliation of the two computations is deemed necessary.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2008

Merrill Lynch Professional Clearing Corp.
222 Broadway
New York, NY 10038

In planning and performing our audit of the balance sheet of Merrill Lynch Professional Clearing Corp (the "Company") as of and for the year ended December 28, 2007 (on which we issued our report dated February 25, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 28, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END